Amendment No. 5 to

Amended and Restated Chief Compliance Officer Services Agreement

This Amendment No. 5 (this “Amendment”), dated December 12, 2016, to the Amended and Restated Chief Compliance Officer Services Agreement, dated October 1, 2012, as amended (the “Agreement”), between Centre Asset Management LLC (“Client”), and ALPS Fund Services, Inc. (“ALPS”).

WHEREAS, the Client and ALPS wish to amend the Agreement to modify the Agreement to account for the addition of a new series of the Trust.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.           The preamble of the Agreement is deleted in its entirety and replaced with the following language:

In a joint effort between Client and ALPS to ensure the Centre Funds (the “Trust”) (consisting of the following portfolios: Centre American Select Equity Fund; Centre Active U.S. Treasury Fund; and Centre Active U.S. Tax Exempt Fund) is in compliance with Rule 38a-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), ALPS has agreed to render services to Client on behalf of the Trust by entering into a formal agreement with respect thereto effective from and after the Effective Date.

2.           Section 3 of the Agreement is deleted in its entirety and replaced with the following language.

SECTION 3.     Fee

(a)         As compensation for the performance of the Services on behalf of the Trust, Client shall pay to ALPS, or shall cause the Trust to pay to ALPS, during the Term an annual fee of: $          base fee plus a $          per Fund fee, with such fees to be paid 1/12 on a monthly basis (or a pro rata portion thereof for a partial month) (the “Fee”). Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund originally provided to ALPS. During each year of the Term, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the total fee that would be charged for the same services would be the Fee rate increased by 5% per annum.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. All capitalized terms herein shall have the same meaning as ascribed to them in the Agreement. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the day and year first above written.

CENTRE ASSET MANAGEMENT, LLC		ALPS FUND SERVICES, INC.

By:		By:
Name:	James A. Abate	Name:	Jeremy O. May
Title:	President	Title:	President

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